CONFIRMING STATEMENT


       This Statement confirms that the undersigned, Dewain Cross, has authorized and designated Jolene L. Shellman to execute and file on the undersigned's behalf all Forms 3, 4 and 5
(including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Magnetek, Inc. The authority of Jolene L. Shellman under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of Magnetek, Inc. unless earlier revoked in writing. The undersigned acknowledges that Jolene L. Shellman is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date: March 30, 2007

Signature:  Dewain Cross